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                               May 28, 2020

       Reid Campbell
       Chief Financial Officer
       White Mountains Insurance Group Ltd.
       80 South Main Street
       Hanover, New Hampshire 03755

                                                        Re: White Mountains
Insurance Group Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 2, 2020
                                                            File No. 001-08993

       Dear Mr. Campbell:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 1A. Risk Factors
       We may be deemed to be an investment company under U.S. federal securities law., page 22

   1. We note the disclosure of this risk factor, which appears to have been first presented in your 10-K for fiscal
year ended December 31, 2017. Please tell us your basis for
                                                        including this risk
factor. In addition, tell us if you completed an analysis in regards to the
                                                        Investment Company Act,
and, if so, the factors considered in getting the analysis and what the analysis
concluded. If applicable, please include in your response discussion of legal opinions and
analysis you obtained.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Reid Campbell
White Mountains Insurance Group Ltd.
May 28, 2020
Page 2

       You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Cara Lubit,
Staff Accountant at 202-551-5909 with any questions.



FirstName LastNameReid Campbell                         Sincerely,
Comapany NameWhite Mountains Insurance Group Ltd.
                                                        Division of Corporation
Finance
May 28, 2020 Page 2                                     Office of Finance
FirstName LastName